November 25, 2024

Susan Echard
Chief Financial Officer
WM Technology, Inc.
41 Discovery
Irvine, CA 92618

        Re: WM Technology, Inc.
            Form 10-K and Form 10-K/A for the Year Ended December 31, 2023 File No. 001-39021
Dear Susan Echard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Brian Camire